Exhibit 99.1

Triple Flag Announces Time Change of Q4 2023 Results Call

TORONTO--(BUSINESS WIRE)--January 23, 2024--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announces that its Q4 2023 conference call and webcast will now start at 9:00 a.m. ET on February 22, 2024. All conference call dial-in phone numbers and webcast links remain the same as in the January 17, 2024, news release.

Conference Call Details

Triple Flag will release its Q4 2023 results on Wednesday, February 21, 2024, after market close. A conference call and live webcast presentation will be held the following day, February 22, 2024, starting at 9:00 a.m. ET (6:00 a.m. PT) to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for two weeks following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/512901222
Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384
International: +1 (647) 800-3739
Conference ID: 4548984
Replay (Until March 7):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984

About Triple Flag

Triple Flag is a pure play, precious-metals‐focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 235 assets, including 15 streams and 220 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 203 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contacts

Investor Relations:
David Lee
Vice President, Investor Relations
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk